Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-173590 on Form F-4 of our reports dated March 4, 2011, relating to the consolidated financial statements of Zoran Corporation and its subsidiaries (collectively the “Company”) (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the adoption of new accounting guidance issued by Financial Accounting Standards Board related to business combinations), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Zoran Corporation for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/    Deloitte and Touche LLP

San Jose, California

July 26, 2011